Exhibit 11
SI Diamond Technology, Inc.
Computation of Income (Loss) Per Share

	Three Months ended Sept. 30,		Nine Months ended Sept. 30,

	2002	2001	2002	2001

Computation of loss per common share:

Net loss applicable to common shares	$(1,451,354)	$(1,325,504)	$(4,345,754)	$(3,902,949)

Weighted average number of common shares	73,767,176	66,041,136	70,429,339	63,971,176

Net income (loss) per common share	$(0.02)	$(0.02)	$(0.06)	$(0.06)

Computation of income ( loss ) per common
share assuming full dilution**

** No computation of diluted loss per common share is included for any period because such computation results in an antidilutive loss per common share.